3923 West Sixth Street, Suite 312

Los Angeles, California    90020

(213)381-6627 office (213)381-6616 fax

January 6, 2014

Jennifer Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:       Your Letter(s) Dated December 26, 2013 (the “Comment Letter”)

Regarding Umax Group Corp. (File No. 333-174334)

Item 4.01 Form 8-K/A Filed November 22, 2013

Dear Ms. Thompson:

Umax Group Corp. (the “Company”, “we” or “our”) takes very seriously its responsibilities regarding the accuracy and completeness of the disclosures contained in its public filings. We appreciate the Staff’s comments as well as the opportunity this review process provides to improve the content of our public filings. This letter is in response to the comment letter dated December 26, 2013.

Item 4.01 8-K/A Filed December 24, 2013

1.                          Comment 4 from our letter dated December 9, 2013 requested that you file a written response to the comments from our letters dated November 26, 2013 and December 9, 2013. Please note that you have not fully addressed our previous comment because the correspondence filed on December 24, 2013 did not address the comments from our letter dated December 9, 2013. We request again that you submit your written response to the comments from our letter dated December 9, 2013 as correspondence on EDGAR. Since you must submit a written response for each of our comments, please note that you must also submit a written response to this comment letter. Refer to Rule 101 of Regulation S-T.

RESPONSE: We have addressed the comment letter dated December 9, 2013 in a separate correspondence.

3923 West Sixth Street, Suite 312

Los Angeles, California    90020

(213)381-6627 office (213)381-6616 fax

We are hopeful that this response has addressed the Staff’s questions relating to the Comment Letter. Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Very truly yours,

Umax Group Corp.

By: /s/ Michelle Mercier

Michelle Mercier

President

Chief Financial Officer and Director